Exhibit 10.iii.s.

CONFIDENTIAL RETIREMENT AGREEMENT

BETWEEN:

MOSAIC CANADA ULC,

doing business as MOSAIC POTASH BELLE PLAINE

(the “Employer”)

AND:

NORMAN B. BEUG

(the “Employee”)

WHEREAS the Employee and Employer have agreed that the Employee will undertake a structured retirement of employment as set out in this agreement.

AND WHEREAS the parties agree to settle all matters arising out of the Employee’s employment and the termination thereof.

NOW THEREFORE in consideration of the mutual covenants contained herein, the parties hereto each agree with the other and covenant as follows:

1.	The Employee will continue as Senior Vice President – Potash Operations until May 31, 2011 and will retain his current salary, benefits and Management Incentive Plan (MIP) bonus through May 31, 2011.

2.	Effective May 5, 2011 Joc O’Rourke will assume operational control of the Potash Business Unit.

3.

Effective June 1, 2011 until July 31, 2012, the Employee will assume the position of Senior Advisor – Potash. His duties will include his current role in the Canadian Fertilizer Institute, industry association relations, consulting/advising Joc O’Rourke on government relations, community relations, management transition issues and such other projects as may be requested by Joc O’Rourke. The position will be part-

time, approximately five days per month and there will be no required office presence. The salary will be $150,000 per year, payable monthly. Upon the mutual agreement in writing, the position may be extended for an additional 1 year. The position is not MIP bonus eligible. No further stock options or RSUs will be granted to the Employee.

4.	During that time, the Employee will be fully engaged in the performance of his job duties, as may be assigned from time to time. The above does not preclude Employee from serving as a member of the Board of Directors of a business that is not a competitor of Employer, its parent company(ies) and related or affiliated corporations, provided such service does not otherwise violate the Non-Competition clause set forth in Section 14 (c) below.

5.	The Employee will be removed as a Section 16 officer as soon as reasonably possible and will resign his officer and director positions with all Mosaic subsidiaries and affiliates upon the request of Employer. The Employee agrees to execute all necessary documents to give effect to such resignations.

6.	In the first quarter of fiscal 2012, the Employee shall be paid out his earned but unused vacation accrued to May 31, 2011.

7.	The parties agree that Employee will be eligible for six weeks of vacation from June 1, 2011 through his retirement date on July 31, 2012. Employee will be paid out for any of this earned but unused vacation as soon as administratively feasible following his retirement.

8.	The Employee shall continue to be provided with his current company vehicle while occupying the position of Senior Advisor – Potash. The Employee shall be provided with the option to personally assume the lease at his cost upon termination of employment.

9.

Employee will be eligible for full-time employee equivalent health and welfare benefits while employed in the position of Senior Adviser – Potash, subject to the terms of the benefit plans. Employee will also remain eligible for a Company paid Executive Physical and reimbursement for financial planning services up to CAD

7,000, per the terms of the Mosaic Executive Financial Planning Reimbursement Program.

10.	The Employer will offer Employee executive level outplacement services commensurate with Employee’s position and experience for a period no longer than twelve (12) months following Employee’s termination of employment or until Employee finds new employment, whichever occurs first. The cost of outplacement services furnished will be capped at a maximum of $25,000. Cash will not be paid in lieu of outplacement services. Employee shall be responsible for any individual tax consequences, if any, relating to the provision of these services. Notwithstanding the above, Employee may access the above outplacement services while still employed for the sole purpose of assistance in obtaining a position serving as a member of the Board of Directors of a non-competing company in accordance with Section 4 above.

11.	In the event the Employee remains employed through July 31, 2012, the Employer will provide the Employee with a lump sum payment, less all lawful deductions, equal to the value of 3,060 RSUs, calculated at the closing price of Mosaic stock as of July 31, 2012 or such later date of retirement in the event the parties mutually agree to extend the Employee’s employment. Provided however, in the event the Employee’s employment continues until July 27, 2013, then the Employee shall receive no payment pursuant to this clause.

12.	Upon retirement on July 31, 2012, or such later date of retirement as may be agreed upon between the Employee and Employer, Employee will sign and deliver to Employer, the attached Release of All Claims, and the Employer shall provide, as soon as administratively feasible, the Employee with the following, all less lawful deductions:

(i)	a lump sum retiring allowance of CAD 425,000;

(ii)	annual target bonus for the 2010-2011 fiscal year of CAD 276,250; and

(iii)	Reimbursement of CAD 4,146 for the cost of continued health and dental coverage in the year following Employee’s retirement.

13.	The Employee will be afforded the opportunity to use any of the severance proceeds from this Confidential Retirement Agreement to fund his Registered Retirement Savings Plan, as may be allowed by law.

14.	Non-Disclosure, Non-Solicitation, and Non-Competition Covenants. In consideration of the opportunity to receive certain benefits pursuant to this Agreement, Employee agrees, both during Employee’s employment and following termination of this Agreement or termination of Employee’s employment by either party, at any time, for any reason, as follows:

(a)	Non-Disclosure.

(i)	Employee acknowledges that Employee has received and will continue to receive access to confidential and proprietary business information or trade secrets (“Confidential Information”) about the Employer, that this information was obtained by the Employer at great expense and is reasonably protected by the Employer from unauthorized disclosure, and that Employee’s possession of this special knowledge is due solely to Employee’s employment with the Employer. In recognition of the foregoing, Employee will not at any time during employment or following termination of employment for any reason, disclose, use or otherwise make available to any third party any Confidential Information relating to the Employer’s business, including its products, production methods, and development; manufacturing and business methods and techniques; trade secrets, data, specifications, developments, inventions, engineering and research activity; marketing and sales strategies, information and techniques; long and short term plans; current and prospective dealer, customer, vendor, supplier and distributor lists, contacts and information; financial, personnel and information system information; and any other information concerning the business of the Employer which is not disclosed to the general public or known in the industry, except for disclosure necessary in the course of Employee’s duties.

(ii)	Upon termination of employment with the Employer, Employee shall deliver to a designated Employer representative all records, documents, hardware, software, and all other Employer property and all copies thereof in Employee’s possession. Employee acknowledges and agrees that all such materials are the sole property of the Employer and that Employee will certify in writing to the Employer at the time of termination that Employee has complied with this obligation.

(b)	Non-Solicitation.

(i)	Employee specifically acknowledges that the Confidential Information described in this Section 14 includes confidential data pertaining to current and prospective customers and dealers of the Employer, that such data is a valuable and unique asset of the Employer’s business and that the success or failure of the Employer’s ability to establish and maintain close and continuing personal contacts and working relationships with such customers and dealers and to develop proposals which are specifically designed to meet the requirements of such customers and dealers. Therefore, during Employee’s employment with the Employer and for the twelve (12) months following termination of employment for any reason, Employee agrees that Employee will not, except on behalf of the Employer or with the Employer’s express written consent, solicit, either directly or indirectly, on his own behalf or on behalf of any other person or entity with respect to any similar or competitive products or services, any such customers and dealers with whom Employee had contact or supervisor responsibility during the twenty-four (24) months preceding Employee’s termination of employment or about which Employee received or had access to Confidential Information.

(ii)

Employee specifically acknowledges that the Confidential Information described in this Section 14 also includes confidential data pertaining to current and prospective employees and agents of the Employer, and Employee further agrees that during Employee’s employment with the

Employer and for the twelve (12) months following termination of employment for any reason, Employee will not directly or indirectly solicit, on his own behalf or on behalf of any other person or entity, the services of any person who is an employee or agent of the Employer or solicit any of the Employer’s employees or agents to terminate their employment or agency with the Employer, except with the Employer’s express written consent.

(iii)	Employee specifically acknowledges that the Confidential Information described in this Section 14 also includes confidential data pertaining to current and prospective vendors and suppliers of the Employer, and Employee agrees that during Employee’s employment with the Employer and for the twelve (12) months following termination of employment for any reason, Employee will not directly or indirectly solicit, on his own behalf or on behalf of any other person or entity, any Employer vendor or supplier for the purpose of either providing products or services to a business competitive with that of the Employer, as described in Section 14(c)(i), or terminating or materially changing such vendor’s or supplier’s relationship or agency with the Employer.

(iv)	Employee further agrees that, during Employee’s employment with the Employer and for the twelve (12) months following termination of employment for any reason, Employee will do nothing to interfere with any of the Employer’s business relationships.

(c)	Non-Competition.

(i)

Employee covenants and agrees with during Employee’s employment with the Employer and for the twelve (12) months following termination of employment for any reason, he will not, engage in or carry on, directly or indirectly, as an owner, employee, agent, associate, consultant or in any other capacity, a business competitive with that conducted by the Employer. A “business competitive with that conducted by the Employer” shall mean any business or activity involved in the design, development, manufacture, sale, marketing, production, distribution, or servicing of phosphate, potash, nitrogen, fertilizer, or crop nutrition products, or any other significant business in which the Employer is engaged in or preparing to engage in as of the date of Employee’s termination of employment. To “engage in or carry on” shall mean to have ownership in such business (excluding ownership of up to 1% of the outstanding shares of a publicly-traded company) or to consult, work in, direct or have responsibility for any area of such business, including but not limited to the following areas: operations, sales, marketing, manufacturing, procurement or sourcing, purchasing, customer service, distribution, product planning, research, design or development.

(ii)	During Employee’s employment with the Employer and for the twelve (12) months following termination of employment for any reason, Employee certifies and agrees that he will notify the CEO/President of the Employer of his employment or other affiliation with any potentially competitive business or entity prior to the commencement of such employment or affiliation. Employee may make a written request to the CEO/President for modification of this non-competition covenant; the CEO/President will determine, in his sole discretion, if the requested modification will be harmful to the Employer’s business interests; and the CEO/President will notify Employee in writing of the terms of any permitted modification or of the rejection of the requested modification. For the purposes of this Section 14, the Employer shall include any existing or future subsidiaries of the Employer. A subsidiary of the Employer shall include a corporation, limited liability company or other entity, a majority of the voting power, the then outstanding shares (or a comparable voting equity interests) entitled to vote in the general election of directors (or persons filling similar governing positions in non-corporate entities) of which is owned by the Employer directly or indirectly or individually through another subsidiary of the Employer.

15.	Employer Remedies. Employee acknowledges and agrees that the restrictions and agreements contained in this Agreement are reasonable and necessary to protect the legitimate interests of the Employer, that the services to be rendered by Employee as an employee of the Employer are of a special, unique and extraordinary character, that it would be difficult to replace such services and that any violation of Section 14 of this Agreement would be highly injurious to the Employer, that Employee’s violation of any provision of Section 14 of this Agreement would cause the Employer irreparable harm that would not be adequately compensated by monetary damages and that the remedy at law for any breach of any of the provisions of Section 14 will be inadequate. Employee further acknowledges that Employee has requested, or has had the opportunity to request, that legal counsel review this Agreement, and having exhausted such right, agrees to the terms herein without reservation. Accordingly, Employee specifically agrees that the Employer shall be entitled, in addition to any remedy at law or in equity, to preliminary and permanent injunctive relief and specific performance for any actual or threatened violation of this Agreement and to enforce the provisions of Section 14 of this Agreement, and that such relief may be granted without the necessity of proving actual damages and without the necessity of posting any bond. This provision with respect to injunctive relief shall not, however, diminish the right to claim and recover damages, or to seek and obtain any other relief available to it at law or in equity, in addition to injunctive relief.

16.	Governing Law. This Agreement shall be governed by and construed under Saskatchewan law, without regard to its conflict of laws principles. In the event that any provision of this Agreement is held unenforceable, such provision shall be severed and shall not affect the validity of enforceability of the remaining provisions. In the event that any provision is held to be overbroad, such provision shall be deemed amended to narrow its application to the extent necessary to render the provision enforceable according to applicable law.

17.	Taxes. The Employer may withhold from any amounts payable under this Agreement such federal and provincial income taxes and payroll deductions as the Employer shall determine are required to be withheld pursuant to any applicable law or regulation.

18.	Jurisdiction and Venue. The parties agree that any litigation in any way relating to this Agreement shall be brought and venued exclusively in Saskatchewan and Employee hereby consents to the personal jurisdiction of these courts and waives any objection that such venue is inconvenient or improper.

19.	Entire Agreement. This Agreement contains the entire understanding and agreement of the Employee and the Employer with respect to these matters and supersedes any previous agreements or understandings, whether written or oral, between them on the same subjects, including, without limitation, the Senior Management Severance and Change in Control Agreement effective as of March 30, 2008.

20.	Survival. The covenants contained in Sections 14 through 24 of this Agreement shall remain in full force and effect after the termination of Employee’s employment with the Employer and after any termination or expiration of this Agreement. Employee and the Employer acknowledge and understand that, unless expressly stated above, Employee’s obligations hereunder shall not be affected by the reasons for, circumstances of, or identity of the party who initiates the termination of Employee’s employment with the Employer.

21.	No Waiver, Amendment. The Employer’s waiver or failure to enforce the terms of this Agreement in one instance shall not constitute a waiver of its rights under the Agreement with respect to other violations. This Agreement may be amended only in a writing signed by Employee and an authorized officer or director of the Employer.

22.	Assignment. This Agreement shall be binding upon the legal representatives of Employee. This Agreement may be transferred, assigned or delegated, in whole or in part, by the Employer to its successors and assigns, and the rights and obligations of this Agreement shall be binding upon and inure to the benefit of any successors or assigns of the Employer, and Employee will remain bound to fulfill Employee’s obligations hereunder. Employee may not, however, transfer or assign his rights or obligations under this Agreement. However, in the event of Employee’s death following the execution of this Agreement and Employee’s expected retirement date on July 12, 2012, or as otherwise agreed, the payments set forth in Section 12 (i) and (ii) will be made as soon as administratively feasible to Employee’s spouse if living, if not, to Employee’s estate, following the agreed date of Employee’s retirement.

23.	Read and Understood. Employee has read this Agreement carefully and understands each of its terms and conditions. Employee has sought independent legal counsel of Employee’s choice to the extent Employee deemed such advice necessary in connection with the review and execution of this Agreement.

24.	Dispute Resolution. The parties agree that any disputes arising under this Agreement or relating to Employee’s employment with the Employer will be resolved under the Mosaic Employment Dispute Resolution Program. Notwithstanding the preceding sentence, the following disputes need not be resolved through the Mosaic Employment Dispute Resolution Program and may be brought in a Saskatchewan court with proper jurisdiction as set forth in Section 18: (i) any dispute arising under or relating to the provisions of Section 14 or 15 of this Agreement, (ii) any claim for injunctive relief, and (iii) any dispute arising under this Agreement.

25.	The Employee shall keep the terms and conditions of this agreement strictly confidential and shall not disclose the same, either directly or indirectly, except to his legal counsel, spouse or where required by law, without the express written consent of the Employer.

26.	This settlement agreement is inclusive of any and all other expenses, benefits or allowances to which the Employee is or may be entitled.

27.	The Employee shall accept the foregoing sums in full and final satisfaction of any and all claims the Employee may have against the Employer in connection with his employment or the termination thereof.

28.	All sums referenced in this Agreement are in Canadian dollars.

29.	The Employee agrees to execute a release in favour of the Employer of any and all claims in relation to his employment and the termination thereof, in the form attached.

30.	The parties agree that this settlement does not constitute an admission of liability on the part of the Employer.

IN WITNESS WHEREOF, the Employer, Mosaic Canada ULC, doing business as Mosaic Potash Belle Plaine, hereto agrees to this Settlement Agreement this              day of May, A.D. 2011.

Per:
Mosaic Canada ULC, doing business as Mosaic Potash Belle Plaine

IN WITNESS WHEREOF, the Employee, Norman B. Beug, hereto agrees to this Settlement Agreement this              day of May, A.D. 2011.

Per:
Norman B. Beug

RELEASE OF ALL CLAIMS

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Norman B. Beug, (hereinafter referred to as the “Releasor”) for the consideration in the attached Confidential Settlement Agreement, less all deductions as required by law, given by Mosaic Canada ULC, doing business as Mosaic Potash Belle Plaine (the receipt and sufficiency of which is hereby acknowledged) hereby releases and forever discharges Mosaic Canada ULC, doing business as Mosaic Potash Belle Plaine, and all of its successors, predecessors, and parent company(ies), related corporations, partners, divisions, assigns, past and present officers, shareholders, directors, agents and employees, and all persons acting by, through, or in concert with any of the foregoing (all of whom are herein collectively referred to as the “Released Parties”) of and from all manner of actions, causes of action, claims, demands, damages and liabilities of any nature or kind whatsoever and whether in law, equity, contract, tort or otherwise which the said Releasor and his successors and assigns ever had, now has, or can, or shall or may hereafter have against the Released Parties, including without limitation, relating in any way to the employment of Norman B. Beug by Mosaic Canada ULC, doing business as Mosaic Potash Belle Plaine, and/or the termination thereof, including pursuant to human rights legislation, labour standards legislation, occupational health and safety legislation, and any other applicable legislation.

IT IS UNDERSTOOD AND AGREED that the Released Parties do not, by the payment aforesaid, or otherwise, admit any liability to the Releasor and that such liability is denied.

THE RELEASOR ACKNOWLEDGES AND AGREES that the Released Parties have not discriminated against him with respect to any term and condition of his employment, or in any respect whatsoever on any ground prohibited by human rights legislation. The Releasor further acknowledges and agrees that the Released Parties made every reasonable effort to accommodate him with Mosaic Canada ULC, doing business as Mosaic Potash Belle Plaine, to the extent required by law.

THE RELEASOR agrees that the terms of settlement and this Release shall remain confidential and it shall not be disclosed by him, except as required by law.

THE RELEASOR represents that he has not assigned or transferred any of the claims or rights hereby released and that no statements or representations made by the Released Parties or any of their agents, employees or legal counsel have influenced or induced him to execute this Release.

FOR THE CONSIDERATION aforesaid, the Releasor further agrees not to make any claims or take any proceedings on account of any of the claims hereby released against any person, firm or corporation who may claim against the Released Parties or any of them under the provisions of any statute or otherwise.

THE RELEASOR confirms that he has had the opportunity to obtain independent legal advice with respect to the details of the settlement evidenced by this Release and confirms that he is executing this Release freely, voluntarily and after being fully advised of his rights.

IN WITNESS WHEREOF the said Releasor, Norman B. Beug, has hereunto signed his named and affixed his seal this day of , .

(Month) (Year)

(Witness)	Norman B. Beug